

Mail Stop 3561

December 22, 2016

Via E-mail
P. Kelly Tompkins
Chief Financial Officer
Cliffs Natural Resources, Inc.
200 Public Square, Suite 3300
Cleveland, Ohio 44114

**Re: Cliffs Natural Resources, Inc.
       Form 10-K for the Year Ended December 31, 2015
       Filed February 24, 2016
       Form 10-Q for the Quarterly Period Ended September 30, 2016
       Filed October 27, 2016
       File No. 001-08944**

Dear Mr. Tompkins:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management's discussion and Analysis of Financial Condition and Results of Operations
Results of Operations – Segment Information, page 60

1.   We note you present per ton information by segments on pages 62, 64, 66, 68 and 76 for cash production cost, non-production cash cost and cost of goods sold and operating expense rate excluding DDA, which are not based on GAAP numbers. Please revise your disclosure to label these per ton information as non-GAAP financial measures and provided required disclosures pursuant to Item 10(e)(1)(i) of Regulation S-K. In

addition, disclose how you define and derive each of these per ton information and tell us why you do not discuss period-over-period changes of these per ton information.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Valuation of Other Long-Lived Assets, page 56

2. Please tell us how you have considered the indefinite idling of the Empire mine in evaluating the recoverability of the related long-lived assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Joel Parker at (202) 551-3651 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining